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                            June 16, 2023

       Stephen Altemus
       Chief Executive Officer
       Intuitive Machines, Inc.
       3700 Bay Area Blvd
       Houston, TX 77058

                                                        Re: Intuitive Machines,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 5, 2023
                                                            File No. 333-271014

       Dear Stephen Altemus:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed June 5, 2023

       General

   1. We note your response to comment 1 and reissue in part. Please disclose the potential profit the selling
securityholders will earn based on the current trading price.
   2. We note your disclosure that the total resale shares being offered for resale represent
                                                        16.8% of your current
total outstanding Class A common stock. This appears to conflict with your disclosure
related to the beneficial ownership of the Kingstown Funds. Please revise or advise.
 Stephen Altemus
FirstName   LastNameStephen Altemus
Intuitive Machines, Inc.
Comapany
June        NameIntuitive Machines, Inc.
      16, 2023
June 16,
Page  2 2023 Page 2
FirstName LastName
       Please contact Patrick Fullem at (202) 551-8337 or Evan Ewing at (202) 551-5920 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Nick Dhesi